SHIN CORPORATION

January 26, 2005

RECEIVED
2005 JAN 31 P 3:39

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

05005676

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 013/2005**

  Subject: Notification on establishment of two new companies of a subsidiary
  Date: January 26, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

PROCESSED
FEB 09 2005
THOMSON
FINANCIAL

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 26, 2005

SH 013/2005

January 26, 2005

Re: Notification on establishment of two new companies of a subsidiary

To: President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (SHIN) would like to notify that Capital OK Company Limited, the 60.00% subsidiary of SHIN, has established two new companies as the following details:

1. Payment Solution Company Limited

Nature of business	Electronic card and Prepaid card business
Registered capital	Baht 200 million, divided to 20 million shares at par value of Baht 10 and paid up Baht 2.50 per share
% shareholding of Capital OK	99.99% of total shares

2. Professional Collection Company Limited

Nature of business	Debt collecting business
Registered capital	Baht 20 million, divided to 2 million shares at par value of Baht 10 and paid up Baht 5 per share
% shareholding of Capital OK	99.99% of total shares